X3 Holdings Co., Ltd.

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

February 18, 2025

V IA EDGAR

Ms. Marion Graham Mr. Matthew Derby

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Technology 100 F Street, N.E. Mail Stop 4631

Washington, DC 20549

Re:	X3 Holdings Co., Ltd.
Amendment No. 2 to Registration Statement on Form F-3
Filed December 13, 2024
File No. 333-279954

Dear Ms. Marion Graham and Mr. Matthew Derby:

X3 Holdings Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 7, 2025,regarding the Company’s Amendment No.2 to Registration Statement on Form F-3. Concurrently with the submission of this letter, the Company is submitting its Amendment No.3 to Registration Statement on Form F-3 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, we have included the Staff’s comment in bold, and the Company’s response is set forth immediately below the comment.

Amendment No. 2 to Registration Statement on Form F-3

General

1.	It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to December 13, 2024 did not exceed the $75 million threshold that General Instruction I.B.1 of Form F-3 specifies. Please provide us with your analysis demonstrating your ability to use Form F-3 pursuant to General Instruction 1.B.1. Alternatively, if you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page of the prospectus included in the Amended Registration Statement in response to the Staff’s comment to include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3. We have included the disclosure of the aggregate market value of our outstanding voting and non-voting common equity and confirmed that no securities have been offered pursuant to General Instruction I.B.5 of Form F-3 during the previous 12 months up to and including the date of the prospectus.

With regards to future takedowns, the Company confirms that, as long as the Company’s public float is less than $75 million, we intend to comply with the requirements in General Instruction I.B.5(a) of Form F-3 that limit the amount of securities the Company may sell pursuant to the Registration Statement on Form F-3. We have carved out the total amount of shares that are subject to registration for resale in this Registration Statement on Form F-3 and the Company also undertakes that, we will file applicable prospectus supplements for future offerings and comply with the relevant baby shelf takedown limitations.

* * *

We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to Mr. Kelvin Chan at kelvinchan@x3holdings.com or by telephone at +86 132-2977-6627.

Very truly yours,

/s/ Stewart Lor
Stewart Lor
Chief Executive Officer